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                                                                      Exhibit 23

                         Independent Auditors' Consent


The Board of Directors
International Multifoods Corporation

We consent to incorporation by reference in Registration Statement No. 333-51399 on Form S-8 of International Multifoods Corporation of our report dated May 18, 2001, relating to the statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental information as of and for the year ended December 31, 2000 which report appears in the December 31, 2000 Annual Report on Form 11-K of International Multifoods Corporation.




/s/ KPMG LLP

Minneapolis, Minnesota
June 15, 2001